Mail Stop 0407

      							July 18, 2005

Via U.S. Mail and Fax (703.873.2300)
Charles R. Waldron
Senior Vice President and Chief Financial Officer
LCC International, Inc.
7925 Jones Branch Dr.
Suite 800
McLean, VA 22102

	RE:	LCC International, Inc.
      Form 10-K for the year ended December 31, 2004
		Filed March 23, 2005
      Form 10-Q for the quarter ended March 31, 2005
		Filed May 10, 2005
		File No. 0-21213

Dear Mr. Waldron:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Forms 10-K for the year ended December 31, 2004
Item 7 Management`s Discussion and Analysis, page 24

1. A review of the MD&A shows that you did not discuss the profitability measure of each segment consistent with the measure disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please revise in future filings or advise.

Consolidated Statements of Operations, page 41

2. In future filings, please revise the statements to comply with SAB
Topic 11:B. We note that you exclude depreciation and amortization from the line item for "cost of revenues".

Note 7 Restructuring Charge, page 51

3. In regards to the restructuring costs, please tell us how you determined that you would not use the abandoned office space for the remainder of the lease term, for example, did you contemplate or attempt to terminate or modify the lease agreement(s) for the office space that was abandoned? Also, tell us how much cost and effort you incurred to reoccupy your office space in McLean, Va. that resulted in the $1.2 million restructuring reversal in 2004. In future filings please disclose in greater detail the events leading up to your reoccupation of office space and conclusion that the restructuring accrual related to the office space had been overestimated.

Note 11 Business Combinations, page 54

4. Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for Detron. Specifically, tell us whether the minority interest party had substantive participating rights as defined in EITF 96-16.

5. Also please tell us the amount of minority interest in income
(or
loss) of consolidated subsidiaries for all fiscal years presented and where it is included in your consolidated statements of operations.

6. Using the guidance in paragraphs 30-31 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing your goodwill impairment test.


Note 13 Income Taxes, page 57

7. Provide us with a detailed analysis showing how you determined the appropriateness of your deferred tax asset valuation allowance for all period presented.

Note 15 Incentive Plans, page 60

8. On page 61 we note your offer to exchange all outstanding options under your 1996 Plan expired on November 20, 2001, please tell us the date when all legal and regulatory requirements for cancellation were met for all options tendered for exchange.

Note 19 Segment Reporting, page 64

9. Tell us in detail how you determined your operating segments under paragraphs 10-16 of SFAS 131. Also if you have aggregated operating segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In this regard, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or
Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Charles R. Waldron
LCC International, Inc.
July 18, 2005
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